As filed with the Securities and Exchange Commission on November 20, 2017

Securities Act File No. 333-220292

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __

Post-Effective Amendment No. 1

AB FIXED-INCOME SHARES, INC.

(Exact Name of Registrant as Specified in Charter)

1345 Avenue of the Americas, New York, New York 10105

(Address of Principal Executive Office) (Zip Code)

Registrant's Telephone Number, including Area Code:

(800) 221-5672

EMILIE D. WRAPP

AllianceBernstein L.P.

1345 Avenue of the Americas

New York, New York 10105

(Name and address of agent for service)

Copies of Communications to:

Paul M. Miller

Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, D.C. 20001

No filing fee is required because an indefinite number of shares has previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.

This Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (File No. 333-220292) consists of the following:

Cover Sheet

Contents of the Registration Statement

1. Part A--The Proxy Statement/Prospectus as filed on October 5, 2017 pursuant to Rule 497 under the Securities Act of 1933 is incorporated herein by reference.

2. Part B--The Statement of Additional Information as filed on October 5, 2017 pursuant to Rule 497 under the Securities Act of 1933 is incorporated herein by reference.

3. Part C--Other Information.

Signature Page

Exhibit--The filing is being made solely for the purpose of adding Exhibits 12(a) and 12(b) to the Registrant's Registration Statement on Form N-14 (File No. 333-220292).

PART C

OTHER INFORMATION

ITEM 15.	Indemnification.

It is the Registrant's policy to indemnify its directors and officers, employees and other agents to the maximum extent permitted by Section 2-418 of the General Corporation Law of the State of Maryland and as set forth in Article EIGHTH of Registrant's Articles of Amendment and Restatement, and Section 9 of the Distribution Agreement, all as set forth below. The liability of the Registrant's directors and officers is dealt with in Article EIGHTH of Registrant's Articles of Amendment and Restatement, as set forth below. The Adviser's liability for any loss suffered by the Registrant or its shareholders is set forth in Section 4 of the Advisory Agreement, as set forth below.

Article EIGHTH of the Registrant's Articles of Incorporation provide as follows:

EIGHTH:	(1) To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no present or former director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages.

(2) The Corporation shall have the power, to the maximum extent permitted by Maryland law in effect from time to time, to obligate itself to indemnify, and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (a) any individual who is a present or former director or officer of the Corporation or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former director or officer of the Corporation. The Corporation shall have the power, with the approval of the Board of Directors, to provide such indemnification and advancement of expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation.

(3) The provisions of this Article EIGHTH shall be subject to the limitations of the Investment Company Act.

(4) Neither the amendment nor repeal of this Article EIGHTH, nor the adoption or amendment of any other provision of the Charter or Bylaws inconsistent with this Article EIGHTH, shall apply to or affect in any respect the applicability of the preceding sections of this Article EIGHTH with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

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The Advisory Agreement between the Registrant and AllianceBernstein L.P. provides that AllianceBernstein L.P. will not be liable under such agreement for any mistake of judgment or in any event whatsoever except for lack of good faith and that nothing therein shall be deemed to protect AllianceBernstein L.P. against any liability to the Registrant or its security holders to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties thereunder, or by reason of reckless disregard of its duties and obligations thereunder.

The Distribution Agreement between the Registrant and AllianceBernstein Investments, Inc. provides that the Registrant will indemnify, defend and hold AllianceBernstein Investments, Inc., and any person who controls it within the meaning of Section 15 of the Securities Act of 1933 (the “Securities Act”), free and harmless from and against any and all claims, demands, liabilities and expenses which AllianceBernstein Investments, Inc. or any controlling person may incur arising out of or based upon any alleged untrue statement of a material fact contained in Registrant's Registration Statement, Prospectus or Statement of Additional Information or arising out of, or based upon any alleged omission to state a material fact required to be stated in any one of the foregoing or necessary to make the statements in any one of the foregoing not misleading.

The foregoing summaries are qualified by the entire text of Registrant's Articles of Incorporation, the Advisory Agreement between Registrant and AllianceBernstein L.P. and the Distribution Agreement between Registrant and AllianceBernstein Investments, Inc., respectively, and each of which are incorporated by reference herein.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officer and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant participates in a joint directors’ liability insurance policy issued by the ICI Mutual Insurance Company. Under this policy, outside trustees and directors are covered up to the limits specified for any claim against them for acts committed in their capacities as trustee or director. A pro rata share of the premium for this coverage is charged to each participating investment company. In addition, the Adviser’s liability insurance policy, which is issued by a number of underwriters, including Greenwich Insurance Company as primary underwriter, extends to officers of the Registrant and such officers are covered up to the limits specified for any claim against them for acts committed in their capacities as officers of the investment companies sponsored by the Adviser.

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ITEM 16.	Exhibits

(1)	(a) Amended and Restated Articles of Incorporation of the Registrant dated February 24, 2006 - Incorporated by reference to Exhibit (a)(16) to Post-Effective Amendment No. 27 of the Registrant’s Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on May 8, 2006.

(b) Articles of Amendment to the Articles of Incorporation of the Registrant, dated and filed January 20, 2015 – Incorporated by reference to Exhibit (a)(12) to Post-Effective Amendment No. 40 of the Registrant’s Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on August 27, 2015.

(c) Articles of Amendment to the Articles of Incorporation of the Registrant, dated May 23, 2016 and effective May 30, 2016 – Incorporated by reference to Exhibit (a)(3) to Post-Effective Amendment No. 43 of the Registrant’s Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on May 31, 2016.

(d) Articles Supplementary to Articles of Incorporation of the Registrant, dated May 23, 2016 and effective May 31, 2016 – Incorporated by reference to Exhibit (a)(4) to Post-Effective Amendment No. 43 of the Registrant’s Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on May 31, 2016.

(2)	By-Laws - Amended and Restated - Incorporated by reference to Exhibit (b) to Post-Effective Amendment No. 27 of the Registrant’s Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on May 8, 2006.

(3)	Voting Trust Agreements – Not Applicable.

(4)	Form of Agreement and Plan of Acquisition and Liquidation – filed as Appendix A to the Information Statement/Prospectus.

(5)	Instruments defining the rights of holders of the securities being registered. – Not Applicable.

(6)	(a) Advisory Agreement between the Registrant and AllianceBernstein L.P. (formerly Alliance Capital Management L.P.), amended February 1, 2001 - Incorporated by reference to Exhibit (d) to Post-Effective Amendment No. 21 to Registrant's Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on February 2, 2001.
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(b) Amended and Restated Advisory Agreement between the Registrant (for the AB Government Money Market Portfolio) and AllianceBernstein L.P., dated as of May 31, 2016 – Incorporated by reference to Exhibit (d)(2) to Post-Effective Amendment No. 43 of the Registrant’s Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on May 31, 2016.

(7)	(a) Distribution Agreement between the Registrant and AllianceBernstein Investments, Inc. (formerly, AllianceBernstein Investment Research and Management, Inc.), amended February 1, 2001 - Incorporated by reference to Exhibit (e) to Post-Effective Amendment No. 21 of the Registrant's Registration Statement on Form N-1A, filed February 2, 2001.

(b) Form of Distribution Agreement between the Registrant ( on behalf of Prime STIF Portfolio and Government STIF Portfolio) and AllianceBernstein Investments, Inc. (formerly known as AllianceBernstein Investment Research and Management, Inc.) – Incorporated by reference to Exhibit (e)(2) to Post-Effective Amendment No. 27 of the Registrant’s Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on May 8, 2006.

(c) Amended and Restated Distribution Services Agreement, as of May 31, 2016 between the Registrant (on behalf of the AB Government Money Market Portfolio) and AllianceBernstein Investments, Inc. – Incorporated by reference to Exhibit (e)(3) to Post-Effective Amendment No. 43 of the Registrant’s Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on May 31, 2016.

(d) Form of Distribution Services and Educational Support Agreement between Institutional Cash Distributors, LLC and AllianceBernstein Investments, Inc. (formerly known as AllianceBernstein Investment Research and Management, Inc.) – Incorporated by reference to Exhibit (e)(4) to Post-Effective Amendment No. 44 of the Registrant’s Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on August 29, 2016.

(8)	Bonus, profit sharing, pension or other similar contracts or arrangements – Not applicable.

(9)	Master Custodian Agreement between the Registrant and State Street Bank and Trust Company, effective August 3, 2009 – Incorporated by reference to Exhibit (g) to Post-Effective Amendment No. 51 of the Registration Statement on Form N-1A of AllianceBernstein Variable Products Series Fund, Inc. (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 29, 2010.

(10)	(a) Rule 12b-1 Plan – See Exhibit (7) (c).
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(b) Rule 18f-3 Plan, effective May 5, 2017 – Incorporated by reference to Exhibit (n) to Post-Effective Amendment No. 47 of the Registrant’s Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on August 29, 2017.

(11)	Opinion and Consent of Seward & Kissel LLP regarding the legality of securities being registered – Incorporated by reference to Exhibit (11) the Registrant’s Registration Statement on Form N-14 (File No. 333-220292), filed with the Securities and Exchange Commission on August 31, 2017.

(12)	(a) Opinion and Consent of Seward & Kissel LLP as to Tax matters, relating to AB Bond Fund, Inc, - AB Government Reserves Portfolio – Filed herewith.

(b) (a) Opinion and Consent of Seward & Kissel LLP as to Tax matters, relating to AB Government Exchange Reserves – Filed herewith.

(13)	(a) Transfer Agency Agreement between the Registrant and AllianceBernstein Investor Services, Inc. (formerly known as Alliance Global Investor Services, Inc.) - Incorporated by reference to Exhibit (h) to Post-Effective Amendment No. 27 of the Registrant’s Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on May 8, 2006.

(b) Amendment No. 1 to Transfer Agency and Service Agreement – Incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 43 of the Registrant’s Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on May 31, 2016.

(14)	Consent of Independent Registered Public Accounting Firm – Incorporated by reference to Exhibit (14) the Registrant’s Registration Statement on Form N-14 (File No. 333-220292), filed with the Securities and Exchange Commission on August 31, 2017.

(15)	Financial Statements omitted pursuant to Item 14(a)(1) – Not applicable

(16)	Powers of Attorney for: John H. Dobkin, Michael J. Downey, William H. Foulk, Jr., Nancy P. Jacklin, Robert M. Keith, Carol C. McMullen, Garry L. Moody and Marshall C. Turner, Jr. – Incorporated by reference to Exhibit (16) the Registrant’s Registration Statement on Form N-14 (File No. 333-220292), filed with the Securities and Exchange Commission on August 31, 2017.

(17)	Additional Exhibits – Not Applicable.

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ITEM 17.	Undertakings.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act 17 CFR 230.145(c), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

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SIGNATURES

As required by the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form N-14 has been signed on behalf of the Registrant, in the City of New York and the State of New York, on the 20th day of November, 2017.

AB FIXED-INCOME SHARES, INC.

By:	Robert M. Keith* Robert M. Keith President

As required by the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form N-14 has been signed below by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

1)	Principal Executive Officer:

	Robert M. Keith* Robert M. Keith	President and Chief Officer	November 20, 2017

2)	Principal Financial and Accounting Officer:

	/s/ Joseph J. Mantineo Joseph J. Mantineo	Treasurer and Chief Financial Officer	November 20, 2017

3)	Majority of Directors:

John H. Dobkin* Michael J. Downey* William H. Foulk, Jr.* Nancy P. Jacklin* Robert M. Keith* Carol C. McMullen* Garry L. Moody* Marshall C. Turner, Jr.*

By:	/s/ Emilie D. Wrapp Emilie D. Wrapp (Attorney-in-Fact)		November 20, 2017

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Index to Exhibits

Exhibit No.	Description of Exhibits

(12)(a)	Opinion and Consent of Seward & Kissel LLP (as to tax matters of AB Government Reserves)

(12)(b)	Opinion and Consent of Seward & Kissel LLP (as to tax matters of AB Government Exchange Reserves)